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                              November 3, 2022

       Vadim Mats
       Chief Executive Officer
       The NFT Gaming Company, Inc.
       101 Eisenhower Parkway, Suite 300
       Roseland, NJ 07068

                                                        Re: The NFT Gaming
Company, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 14,
2022
                                                            File No. 333-267879

       Dear Vadim Mats:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price
volatility seemingly unrelated to company performance following a number of recent
initial public offerings, particularly among companies with relatively smaller public floats.
Revise to include a separate risk factor addressing the potential for rapid and substantial
price volatility and any known factors particular to your offering that may add to this risk
and discuss the risks to investors when investing in stock where the price is changing
rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to
your actual or expected operating performance and financial
                                                        condition or prospects,
making it difficult for prospective investors to assess the rapidly changing value of your
stock.
 Vadim Mats
The NFT Gaming Company, Inc.
November 3, 2022
Page 2

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at 202-344-5791 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameVadim Mats
                                                          Division of
Corporation Finance
Comapany NameThe NFT Gaming Company, Inc.
                                                          Office of Technology
November 3, 2022 Page 2
cc:       Richard Friedman
FirstName LastName